Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Filer and Investment Company Act File Number: Goldman Sachs Trust (811-05349); Commission File Number of the Related Registration Statement: 333-191402; Subject Company and Investment Company Act File Number: Goldman Sachs Credit Strategies Fund (811-22280).

Announcement:

The Goldman Sachs Credit Strategies Fund (the “Fund”) will be holding a Special Meeting on January 22, 2014, requesting shareholders to consider and vote on one proposal as outlined below. Shareholders are not required to attend the Special Meeting and it is expected that most shareholders will vote their shares by proxy.

How will this impact clients?

Between the record date and Special Meeting date, shareholders may receive various communications from Goldman Sachs and/or their financial intermediary to solicit their vote on the Proposal.

Timeline:

Date	Action
10/18/13	Proxy record date (Date determining shareholders eligible to vote)
11/1/13-11/4/13	Proxy mailing dates
1/22/14	Special meeting date

The Proposal:

To “open end” the Fund by merging the Fund (which currently provides limited liquidity on a quarterly basis) with and into a newly-organized series of the Goldman Sachs Trust (the “Reorganization”). By reorganizing the Fund into a new series of the Goldman Sachs Trust, which will be voted upon by all shareholders of the Fund, shareholders will be permitted to redeem their new shares during any business day, thereby significantly enhancing their liquidity.

See below for exact language of the Proposal.

Proposal 1:	To approve an Agreement and Plan of Reorganization between the Goldman Sachs Credit Strategies Fund and the Goldman Sachs Long Short Credit Strategies Fund, a newly-organized series of the Goldman Sachs Trust, an open-end management investment company, providing for:

(a)	the transfer of all assets and the assumption of all of the liabilities of the Fund in exchange for Institutional Shares of the Goldman Sachs Long Short Credit Strategies Fund; and

(b)	the subsequent distribution of such shares to the shareholders of the Fund and liquidation and dissolution of the Goldman Sachs Credit Strategies Fund.

GSAM, PWM & BFDS USE ONLY - NOT FOR DISTRIBUTION TO CLIENTS OR THE GENERAL PUBLIC.

This information is solely for the internal use of Goldman Sachs Investment Management Division and its sub-transfer agent, Boston Financial Data Services (“BFDS”).

Important Notice |	October, 2013

Frequently Asked Questions from Intermediaries:

Q:	How will this impact my clients?

A:	Between the record date and Special Meeting date, shareholders may receive various communications from Goldman Sachs and/or its proxy solicitor, Broadridge Financial Solutions, Inc., encouraging them to vote on the Proposal.

Q:	What types of communications will my clients receive?

A:	The types of communications they will receive depends on a number of factors, including where their accounts are held, and whether they have given permission to release their name and address for purposes of receiving proxy mailings and other shareholder communications. At a minimum, shareholders will receive one mailing with instructions on how to vote for the Proposal. To the extent that a shareholder owns a significant position in the Fund, they may receive additional communications and/or reminders, as their vote will be more critical to obtaining the necessary vote for passage of the Proposal.

Frequently Asked Questions from Shareholders:

Q:	What are the Board’s recommendations?

A:	The Board recommends that all shareholders vote “FOR” the Proposal.

After considering the recommendation of GSAM, the investment adviser to the Fund, the Board concluded that the Reorganization would benefit the shareholders of the Fund for several reasons, including the opportunity to invest in a Fund with:

(i)	increased liquidity in the form of redemption rights on any business day; and

(ii)	investment strategies that are designed to provide attractive risk-adjusted returns, better insulate shareholders from rising interest rates and reduce volatility.

Q.	Will my vote make a difference?

A.	Yes! Your vote is needed to ensure the Proposal can be acted upon. We encourage all shareholders to participate in the governance of their Fund. Additionally, your immediate response on the enclosed proxy card or voting instruction form, on the Internet or over the phone, each as discussed immediately below, will help save the costs of any further solicitations. Your vote is important!

Q:	How can I vote?

A:	Shareholders can vote in any one of multiple ways:

•	By mailing the enclosed proxy card or voting instruction form after signing and dating;

•	Over the Internet by going to the website indicated on your proxy card or voting instruction form (www.proxyvote.com);

•	By touchtone, with a toll free call to the number on your proxy card (1-800-690-6903) or voting instruction form (1-800-454-8683);

•	Via a live agent at 1-855-601-2253 (PWM Clients only); or

•	In person at the Meeting.

We encourage you to vote over the Internet by going to the website provided on your proxy card or voting instruction form or by telephone by calling the toll-free number on your proxy card or voting instruction form. In each case, you will need to use the voting control number that appears on your proxy card or voting instruction form. These voting methods will save your Fund money. However, whichever method you choose, please take the time to read the Proxy Statement/Prospectus before you vote.

Q:	I plan to vote by mail. How should I sign my proxy card or voting instruction form?

A:	Please see the instructions at the end of the Notice of Special Meeting, which is enclosed.

GSAM, PWM & BFDS USE ONLY - NOT FOR DISTRIBUTION TO CLIENTS OR THE GENERAL PUBLIC.

This information is solely for the internal use of Goldman Sachs Investment Management Division and its sub-transfer agent, Boston Financial Data Services (“BFDS”).

Important Notice |	October, 2013

Q:	I plan to vote over the Internet. How does Internet voting work?

A:	To vote over the Internet, please log on to the website indicated on your proxy card or voting instruction form and follow the instructions provided on the voting website.

Q:	I plan to vote by telephone. How does telephone voting work?

A:	To vote by telephone, please call the toll free number on your proxy card or voting instruction form from within the United States and follow the instructions provided during your call.

Q:	Whom should I call with questions?

A:	If you have any additional questions about the Proxy Statement/Prospectus or the upcoming Special Meeting, please contact the Fund at 1-800-621-2550.

Q:	What is the relationship between the proxy solicitor, Broadridge Financial Solutions, Inc., and the Fund?

A:	The Fund has retained an outside firm that specializes in proxy solicitation to assist with the proxy solicitation process, including the mailing of the Proxy Statement/Prospectus, the collection of the proxies, and any necessary follow up.

Confidentiality

No part of this material may, without GSAM’s prior written consent, be (i) copied, photocopied or duplicated in any form, by any means, or (ii) distributed to any person that is not an employee, officer, director, or authorized agent of the recipient.

A summary prospectus, if available, or a Prospectus for the Fund containing more information may be obtained from your authorized dealer or from Goldman, Sachs & Co. by calling (retail 1-800-526-7384)(institutional 1-800-621-2550). Please consider a fund’s objectives, risks, and charges and expenses, and read the summary prospectus, if available, and the Prospectus carefully before investing. The summary prospectus, if available, and the Prospectus contains this and other information about the Fund.

The foregoing does not constitute an offer of any securities for sale. The Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Proxy Statement/ Prospectus are available by calling 1-800-526-7384 or on the Securities and Exchange Commission’s web site at www.sec.gov.

The Goldman Sachs Credit Strategies Fund is a closed-end interval fund that invests opportunistically in, among other things, credit-related instruments, including debt securities, instruments and obligations of U.S. and non-U.S. government, corporate and other non-governmental entities and issuers, and preferred securities. The Fund’s investments in credit-related instruments are subject to the risks associated with debt securities generally, including credit, liquidity and interest rate risk. The Fund may invest in non-investment grade securities, including without limitation distressed securities, special situation investments and collateralized loan obligations. High yield, lower rated investments involve greater price volatility and present greater risks than higher rated fixed income securities. The Fund may purchase the securities of issuers that are in default. The Fund may invest in loans directly or indirectly, by purchasing participations or sub-participations from financial institutions. Indirect purchases may subject the Fund to greater delays, expenses and risks than direct obligations in the case that a borrower fails to pay scheduled principal and interest. Derivative instruments may involve a high degree of financial and other risks. These risks include the risk that a small movement in the price of the underlying security or benchmark may result in a disproportionately large movement, unfavorable or favorable, in the price of the derivative instrument; risks of default by a counterparty; and liquidity risk. Foreign securities may be more volatile and less liquid than investments in U.S. securities and are subject to the risks of currency fluctuations and adverse economic or political developments. At times, the Fund may be unable to sell certain of its illiquid investments without a substantial drop in price, if at all. The Fund is “non-diversified” and may invest more of its assets in fewer issuers than “diversified” funds. Accordingly, the Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio and to greater losses resulting from these developments.

As an unlisted, closed-end interval fund, shareholders of the Fund are not able to have their shares redeemed or otherwise sell their shares on a daily basis. Instead, the Fund will conduct quarterly repurchase offers for between 5% and 25% of the Fund’s outstanding shares at net asset value. In connection with any given repurchase offer, it is possible that the Fund may offer to repurchase only the minimum amount of 5% of its outstanding shares. It is also possible that a repurchase offer may be oversubscribed, with the result that shareholders may only be able to receive a portion of their shares repurchased. The Fund is suitable only for investors who can bear the risks associated with limited liquidity of the shares.

Goldman, Sachs & Co. is the distributor of the Goldman Sachs Funds.

© 2013 Goldman Sachs. All Rights Reserved. Date of First Use: November 13, 2013. 114434.MF.OTU.

GSAM, PWM & BFDS USE ONLY - NOT FOR DISTRIBUTION TO CLIENTS OR THE GENERAL PUBLIC.

This information is solely for the internal use of Goldman Sachs Investment Management Division and its sub-transfer agent, Boston Financial Data Services (“BFDS”).